Alcon, Inc. 2003 3rd Quarter Conference Call















Worldwide Leader
in Ophthalmic Research and Manufacturing
FALCON
Timolol Maleate Ophthalmic
Gel Forming Solution
0.25%
ALCON
Alcon
Ciloxan
CIPRO HC OTIC
Alcon
TRAVATAN
(travoprost ophthalmic solution) 0.004%
Alcon
2.5 mL Sterile
Alcon
Patanol
(Olopatadine Hydrochloride Ophthalmic Solution) 0.1%
5 mL Sterile



TRAVATAN
Alcon
NO RUB
Patanol

Alcon®

Safe Harbor Statement

Statements contained in this presentation that are forward-looking are based on current expectations that are subject to a number of uncertainties and risks, and actual results may differ materially. This presentation is being made on October 23, 2003, and Alcon does not undertake any obligation to update any of the forward looking statements or forward looking information. Although Alcon believes that these statements are based on reasonable assumptions within the bounds of its knowledge of its businesses and operations, there are a number of factors that may cause actual results to differ from these statements. Factors that might cause these differences include, but are not limited to, the uncertainty of market acceptance of our products by the worldwide medical community; uncertainty of clinical trial results for expanded FDA approval submissions for our current products and initial approval of our products under development; product liability claims; manufacturing issues; and risks inherent in international transactions. For additional factors, which could cause actual results to differ from expectations, reference is made to the periodic reports filed by the company with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as amended. Additional information about risk factors also can be found in the Company's Form 20-F filed with the SEC dated March 31, 2003, under the heading "Risk Factors". All these documents are available publicly and upon request from the Alcon Investor Relations Department at 817-551-8805 or www.alconinc.com



Management Presentation by

Tim Sear
Chairman, President & CEO

Jacqualyn Fouse
Senior Vice President of Finance & CFO



Financial Results

(For the quarter and year-to-date ending September 30, 2003 and 2002)



Third Quarter Financial Highlights

	Q3 03	Q3 02	Growth
Global Sales	**$ 822.7**	**$ 743.9**	**10.6%**
Net Earnings	**$ 153.1**	**$ 125.1**	**22.4%**
Reported EPS*	**$ 0.49**	**$ 0.41**	**19.5%**

*Diluted

(dollars in millions, except per share amounts)



Year to Date Financial Highlights

	YTD 03	YTD 02	Growth
Global Sales	**$ 2,555.2**	**$ 2,259.9**	**13.1%**
Net Earnings	**$ 461.5**	**$ 381.9**	**20.8%**
Proforma Net Earnings	**$ 461.5**	**$ 389.7**	**18.4%**
Reported EPS*	**$ 1.49**	**$ 1.27**	**17.3%**

*Diluted

(dollars in millions, except per share amounts)



Alcon®

Reported vs. Proforma Net Earnings

	Q3 03	Q3 02	YTD 03	YTD 02
Reported Net Earnings	$ 153.1	$ 125.1	$ 461.5	$ 381.9
Deferred Comp Conversion	--	--	--	22.6
IPO Net Interest Expense	--	--	--	(9.5)
Tax Impact of Above Items	--	--	--	(5.3)
Proforma Net Earnings	$ 153.1	$ 125.1	$ 461.5	$ 389.7

(dollars in millions)



Third Quarter Income Statement Detail

	Q3 03	% of Sales	Q3 02	% of Sales
Gross Profit	**$ 594.4**	**72.2%**	**$ 529.4**	**71.2%**
SG & A	**$ 265.4**	**32.3%**	**$ 238.6**	**32.1%**
Research & Development	**$ 87.4**	**10.6%**	**$ 77.9**	**10.5%**
Effective Tax Tate	**30.4%**	**N/A**	**32.6%**	**N/A**

(dollars in millions)



Year to Date Income Statement Detail

	YTD 03	% of Sales	YTD 02	% of Sales
Gross Profit	$1,806.5	70.7%	$1,600.5	70.8%
SG & A	$ 820.7	32.1%	$ 737.8	32.6%
Research & Development	$ 254.9	10.0%	$ 227.4	10.1%
Effective Tax Tate	30.4%	N/A	32.5%	N/A

(dollars in millions)



Balance Sheet Highlights

	9/30/03	12/31/02
Short and Long Term Borrowings	$ 1,714.2	$ 1,876.7
Cash and Cash Equivalents	$ 1,195.1	$ 967.9
Net Debt	$ 519.1	$ 908.8
Consolidated S/H Equity	$ 1,415.6	$ 974.3
A/R Change	16.3%	N/A
Inventory Change	8.8%	N/A

(dollars in millions)



Reconciliation of Non-GAAP Measures

Constant Currency Change in Accounts Receivable

	Balance		
	09/30/2003	12/31/2002	Growth
Reported Accounts Receivable	636.7	547.5	16.3%
Currency Impact YTD 9/30/03	(36.5)	-	
Constant Currency Accounts Receivable	600.2	547.5	9.6%

Constant Currency Change in Inventories

	Balance		
	09/30/2003	12/31/2002	Growth
Reported Inventories	448.6	412.3	8.8%
Currency Impact YTD 9/30/03	(39.6)	-	
Constant Currency Inventories	409.0	412.3	-0.8%

Constant Currency Growth in Q3 2003 Sales

	Sales		
	Q3 2003	Q3 2002	Growth
Reported Sales	822.7	743.9	10.6%
Currency Impact YTD 9/30/03	(22.6)	-	
Constant Currency Sales	800.1	743.9	7.6%



Alcon®

Geographic and Product Line Sales



Geographic Sales Breakdown

YTD 2003



- 25.0%
- 7.5%
- 53.7%
- 13.8%

■ United States
■ Europe
■ Japan
■ Rest of World

YTD 2002



- 22.0%
- 8.6%
- 55.3%
- 14.1%

■ United States
■ Europe
■ Japan
■ Rest of World



Product Line Sales - Global

YTD 2003



- **Surgical**
- **Pharmaceuticals**
- **Consumer**

YTD 2002



- **Surgical**
- **Pharmaceuticals**
- **Consumer**



Product Line Sales – U.S. vs. Non-U.S.

YTD 2003 U.S.



47.0%
38.4%
14.6%

- ■ Surgical
- ■ Pharmaceuticals
- ■ Consumer

YTD 2003 Non-U.S.



30.7%
53.4%
15.9%

- ■ Surgical
- ■ Pharmaceuticals
- ■ Consumer



Alcon®

Pharmaceutical Sales



1200
1000
800
600
400
200
0
$280.8
$313.5
+ 11.6%
$841.8
$1,008.3
+ 19.8%
Q3 2002
Q3 2003
YTD 2002
YTD 2003

(dollars in millions)

TRAVATAN
Alcon
NO RUB
Patanol

Alcon®

Pharmaceutical Sales Detail

	Q3 03	Q3 02	Growth	YTD 03	YTD 02	Growth
Infection/ Inflammation	122.4	109.9	**11.4%**	388.6	335.0	**16.0%**
Glaucoma	106.8	87.2	**22.5%**	314.7	257.1	**22.4%**
Allergy	54.1	50.6	**6.9%**	230.1	185.5	**24.0%**
Otic	35.7	36.3	**-1.7%**	98.0	76.3	**28.4%**

(dollars in millions)



Surgical Sales



1400
1200
1000
800
600
400
200
0
+ 10.1 %
$1,159.4
$1,053.3
+ 10.5 %
$380.6
$344.5
Q3 2002
Q3 2003
YTD 2002
YTD 2003

(dollars in millions)

TRAVATAN
Alcon
CONTACT LENS CARE PRODUCTS
NO RUB
Alcon
Patanol

Alcon®

Surgical Sales Detail

	Q3 03	Q3 02	Growth	YTD 03	YTD 02	Growth
IOL's	118.6	104.3	**13.7%**	362.7	319.4	**13.6%**
Cat/Vit	245.3	222.3	**10.3%**	742.4	676.8	**9.7%**
Refractive	16.7	17.9	**-6.7%**	54.3	57.1	**-4.9%**

(dollars in millions)



Consumer Eye Care Sales



Q3 2002: $118.6
Q3 2003: $128.6 (+ 8.4 %)
YTD 2002: $364.8
YTD 2003: $387.5 (+ 6.2 %)

(dollars in millions)

Consumer Sales Detail

	Q3 03	Q3 02	Growth	YTD 03	YTD 02	Growth
Contact Lens Disinfectants	72.1	68.3	**5.6%**	214.6	207.1	**3.6%**
Artificial Tears	29.1	24.0	**21.3%**	87.3	75.3	**15.9%**
Other	27.4	26.3	**4.2%**	85.6	82.4	**3.9%**

(dollars in millions)



2003 Outlook



Financial Guidance

2003 Full Year

- **Sales range from $3.37 to $3.39 billion**

  – **Q4 Sales range from $815 to $835 million**

- **EPS range from $1.88 to $1.91**

  – **Q4 EPS range from $0.39 to $0.42**



Alcon, Inc.



Worldwide Leader
in Ophthalmic Research and Manufacturing

